ITEM 77: ATTACHMENTS

SUB-ITEM 77C: Submission of maters to a vote of security holders

(a) A Special Meeting of the JNL Variable Fund V LLC was held on April 20, 2000

(b) The matters voted upon at the meeting and the number of affirmative votes, the number of negative votes, and the number of abstention votes cast with respect to each matter were as follows:

1. With respect to JNL Variable Fund V LLC, as to the election as a Manager of the Fund


NAME                      FOR               AGAINST          ABSTAIN

Michael J. Bouchard      137,033.512        5,160.165        4,568.713

Dominic A. D'Annunzio    139,522.602        2,671.075        4,568.713

Michelle Engler          139,522.602        2,671.075        4,568.713